Mail Stop 4561

March 27, 2008

Mr. Thomas W. Toomey
Chief Executive Officer and President
UDR, Inc.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129

> **Re:**   **UDR, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 2/26/08**
> **File No. 001-10524**

Dear Mr. Toomey:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Critical Accounting Policies and Estimates, page 29

1.   Please tell us why you have not included your accounting policy related to recording gains on the sale of land and depreciable property especially if you have continuing involvement with the respective property.

Note 4 – Joint Ventures, page 64

2.   Please provide us with more information regarding the joint venture that was formed in November 2007. It appears that you sold nine operating properties and contributed one property under development to the joint venture in return for a 20% interest in the joint venture. Please tell us the amount of gain and/or deferred gain recorded in the transaction and how you determined the respective amounts. Also, if you recorded a gain tell us how you determined that it was appropriate to record a gain and cite the applicable accounting literature. For reference see SFAS 66.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief